VIA EDGAR AND BY HAND

November 9, 2005

Elaine Wolff

Geoffrey Ossias

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549-4561

Re:	Extra Space Storage Inc.
Registration Statement on Form S-3
File No. 333-128970
Filed October 12, 2005

Dear Ms. Wolff/Mr. Ossias:

On behalf of our client, Extra Space Storage Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated October 25, 2005 with respect to the Registration Statement (the “Registration Statement”) on Form S-3 (Registration No. 333-128970 filed by the Company on October 12, 2005.

We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

Plan of Distribution, page 66

1.	Please amend your disclosure to indicate that you will file a post-effective amendment (as opposed to a prospectus supplement) naming underwriters for at-the-market offerings.

In response to this Comment, under the caption “Plan of Distribution” on page 66, we have added the requested disclosure.

November 9, 2005

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein, Esq. and Andrew S. Epstein, Esq. 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Andrew S. Epstein

Andrew S. Epstein

Enclosures

cc:	Kenneth M. Woolley
Kent W. Christensen
Jay L. Bernstein